Exhibit 12

Computer Network Technology Corporation
Ratio of Earnings To Fixed Charges

	Years Ended January 31,				Year Ended December 31,
	2004	2003	2002	2001	1999
		(in thousands, except ratio data)
Income (loss) from continuing operation before income taxes	$(24,143)	$(12,017)	$(17,220)	$24,076	$6,555
Plus fixed charges:
Interest expense	4,435	4,326	285	338	264
Assumed interest element included
in rent expense(1)	2,802	2,081	1,952	1,772	1,323

Total	(16,909)	(5,610)	(14,983)	26,186	8,142
Fixed charges	7,237	6,407	2,237	2,110	1,587

Ratio of earnings to fixed charges				12.41	5.13

Deficiency of earnings available to cover fixed charges	$(24,143)	$(12,017)	$(17,220)

Rent expense	$8,405	$6,244	$5,857	$5,315	$3,970
Interest portion – 33 1/3%	$2,802	$2,081	$1,952	$1,772	$1,323

     In fiscal year ended January 31, 2004, 2003 and 2002, earnings were inadequate to cover fixed charges by $24.1 million, $12.0 million and $17.2 million, respectively.

(1)	Total rent expense for the year divided by three. This is the portion of rental expense which the Company believes to be representative of interest.